                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                             Brandywine Realty Trust
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Shares, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    105368203
                          ---------------------------
                                 (CUSIP Number)

                          Marjorie L. Reifenberg, Esq.
                   Lazard Freres Real Estate Investors L.L.C.
                              30 Rockefeller Plaza
                              New York, N.Y. 10020
                                 (212) 632-6000

                                 with a copy to:

                              Frederick Tanne, Esq.
                                Kirkland & Ellis
                                  153 East 53rd
                            New York, New York 10022
                                 (212) 446-4800
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 19, 2001
                          ---------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------             ------------------------------------
CUSIP No.  105368203              13D      Page     2     of    17     Pages
                                                  -----       ------
------------------------------             ------------------------------------


=================================================================================================================================

     1       NAME OF REPORTING PERSON

             Lazard Freres Real Estate Investors L.L.C.

             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                                                                    (a) [   ]

                                                                                                                    (b) [ X ]
---------------------------------------------------------------------------------------------------------------------------------

     3       SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------------

     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

             AF
---------------------------------------------------------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                                                                        [   ]

---------------------------------------------------------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION


             New York

---------------------------------------------------------------------------------------------------------------------------------


             NUMBER OF                           7      SOLE VOTING POWER

               SHARES                                   3,482,703
                                           --------------------------------------------------------------------------------------

            BENEFICIALLY                         8      SHARED VOTING POWER

              OWNED BY                                  NONE
                                           --------------------------------------------------------------------------------------
                EACH

             REPORTING                           9      SOLE DISPOSITIVE POWER

               PERSON                                   3,482,703
                                           --------------------------------------------------------------------------------------
                WITH
                                                10      SHARED DISPOSITIVE POWER

                                                        NONE
---------------------------------------------------------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,482,703

---------------------------------------------------------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                                                                        [   ]

---------------------------------------------------------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


             8.79%

---------------------------------------------------------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             OO (limited liability company)


=================================================================================================================================

------------------------------             ------------------------------------
CUSIP No.  105368203              13D      Page     3     of    17     Pages
                                                  -----       ------
------------------------------             ------------------------------------



=================================================================================================================================

     1       NAME OF REPORTING PERSON

             LF Strategic Realty Investors L.P.

             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                                                                    (a) [   ]

                                                                                                                    (b) [ X ]
---------------------------------------------------------------------------------------------------------------------------------

     3       SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------------

     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

             AF
---------------------------------------------------------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                    [   ]

---------------------------------------------------------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

---------------------------------------------------------------------------------------------------------------------------------


              NUMBER OF                          7      SOLE VOTING POWER

                                                        560
                SHARES                    ---------------------------------------------------------------------------------------

             BENEFICIALLY                        8      SHARED VOTING POWER

               OWNED BY                                 3,482,143
                                          ---------------------------------------------------------------------------------------
                 EACH
                                                 9      SOLE DISPOSITIVE POWER
              REPORTING
                                                        560
                PERSON                     --------------------------------------------------------------------------------------

                 WITH                           10      SHARED DISPOSITIVE POWER

                                                        3,482,143
---------------------------------------------------------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,482,703

---------------------------------------------------------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                                                                         [  ]

---------------------------------------------------------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             8.79%

---------------------------------------------------------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             PN (limited partnership)

=================================================================================================================================

------------------------------             ------------------------------------
CUSIP No.  105368203              13D      Page     4    of    17     Pages
                                                  -----       ------
------------------------------             ------------------------------------


=================================================================================================================================

     1       NAME OF REPORTING PERSON

             Commonwealth Atlantic Operating Properties Inc.

             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                                                                    (a) [   ]

                                                                                                                    (b) [ X ]

---------------------------------------------------------------------------------------------------------------------------------

     3       SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

             OO
---------------------------------------------------------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                                                                         [  ]



---------------------------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Virginia
---------------------------------------------------------------------------------------------------------------------------------


             NUMBER OF                           7      SOLE VOTING POWER

               SHARES                                   3,482,143
                                           --------------------------------------------------------------------------------------

            BENEFICIALLY                         8      SHARED VOTING POWER

              OWNED BY                                  NONE
                                           --------------------------------------------------------------------------------------
                EACH
                                                 9      SOLE DISPOSITIVE POWER
             REPORTING
                                                        3,482,143
               PERSON                      --------------------------------------------------------------------------------------

                WITH                            10      SHARED DISPOSITIVE POWER

                                                        NONE
---------------------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,482,143
---------------------------------------------------------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                                                                         [   ]

---------------------------------------------------------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


             8.79%
---------------------------------------------------------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


             CO
=================================================================================================================================

------------------------------             ------------------------------------
CUSIP No.  105368203              13D      Page     5    of    17     Pages
                                                  -----       ------
------------------------------             ------------------------------------


=================================================================================================================================

     1       NAME OF REPORTING PERSON

             Commonwealth Atlantic Land V Inc.

             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                                                                     (a) [   ]
                                                                                                                     (b) [ X ]
---------------------------------------------------------------------------------------------------------------------------------

     3       SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------------

     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

             OO
---------------------------------------------------------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                                                                                                        [   ]
---------------------------------------------------------------------------------------------------------------------------------


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Virginia
---------------------------------------------------------------------------------------------------------------------------------

               NUMBER OF                         7      SOLE VOTING POWER

                                                         NONE
                 SHARES                    --------------------------------------------------------------------------------------

              BENEFICIALLY                       8      SHARED VOTING POWER

                OWNED BY                                3,482,143
                                          ---------------------------------------------------------------------------------------
                  EACH
                                                 9      SOLE DISPOSITIVE POWER
               REPORTING
                                                         NONE
                 PERSON                   ---------------------------------------------------------------------------------------

                  WITH                          10      SHARED DISPOSITIVE POWER

                                                         3,482,143
---------------------------------------------------------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,482,143

---------------------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                                                                         [   ]

---------------------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             8.79%

---------------------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             CO
=================================================================================================================================

------------------------------             ------------------------------------
CUSIP No.  105368203              13D      Page     6    of    17     Pages
                                                  -----       ------
------------------------------             ------------------------------------


=================================================================================================================================
     1       NAME OF REPORTING PERSON

             Commonwealth Atlantic Properties Inc.

             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                                                                    (a) [   ]

                                                                                                                    (b) [ X ]

---------------------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------------

     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

             OO

---------------------------------------------------------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                                                                        [   ]

---------------------------------------------------------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION


             Virginia

---------------------------------------------------------------------------------------------------------------------------------

                                                 7      SOLE VOTING POWER

                                                        3,482,143
               NUMBER OF                  ---------------------------------------------------------------------------------------

                 SHARES                          8      SHARED VOTING POWER

              BENEFICIALLY                               NONE
                                          ---------------------------------------------------------------------------------------
                OWNED BY
                                                 9      SOLE DISPOSITIVE POWER

                  EACH                                  3,482,143
                                          ---------------------------------------------------------------------------------------
               REPORTING

                 PERSON                         10      SHARED DISPOSITIVE POWER

                  WITH                                  NONE

---------------------------------------------------------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


             3,482,143

---------------------------------------------------------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                                                                         [   ]



---------------------------------------------------------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


             8.79%

---------------------------------------------------------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


             CO
=================================================================================================================================

------------------------------             ------------------------------------
CUSIP No.  105368203              13D      Page     7    of    17     Pages
                                                  -----       ------
------------------------------             ------------------------------------


=================================================================================================================================

     1       NAME OF REPORTING PERSON

             Commonwealth Atlantic Properties Investors Trust

             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

---------------------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                                                                     (a) [   ]

                                                                                                                     (b) [ X ]
---------------------------------------------------------------------------------------------------------------------------------

     3       SEC USE ONLY
---------------------------------------------------------------------------------------------------------------------------------

     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

             OO
---------------------------------------------------------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                                                                         [   ]

---------------------------------------------------------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Maryland

---------------------------------------------------------------------------------------------------------------------------------

               NUMBER OF                         7      SOLE VOTING POWER

                 SHARES                                 NONE
                                           --------------------------------------------------------------------------------------
              BENEFICIALLY
                                                 8      SHARED VOTING POWER
                OWNED BY
                                                        3,482,143
                  EACH                     --------------------------------------------------------------------------------------

               REPORTING                         9      SOLE DISPOSITIVE POWER

                 PERSON                                 NONE
                                           --------------------------------------------------------------------------------------
                  WITH
                                                10      SHARED DISPOSITIVE POWER

                                                        3,482,143
---------------------------------------------------------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,482,143
---------------------------------------------------------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                                                                         [   ]


---------------------------------------------------------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             8.79%
---------------------------------------------------------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             OO (real estate investment trust)

=================================================================================================================================

------------------------------             ------------------------------------
CUSIP No.  105368203              13D      Page     8    of    17     Pages
                                                  -----       ------
------------------------------             ------------------------------------


=================================================================================================================================

     1       NAME OF REPORTING PERSON

             Lazard Freres & Co. LLC

             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

---------------------------------------------------------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                                                                     (a) [   ]

                                                                                                                     (b) [ X ]


---------------------------------------------------------------------------------------------------------------------------------

     3       SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------------

     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

             AF
---------------------------------------------------------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                                                                         [   ]



---------------------------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             New York
---------------------------------------------------------------------------------------------------------------------------------

               NUMBER OF                         7      SOLE VOTING POWER

                                                        3,482,703
                 SHARES                    --------------------------------------------------------------------------------------

              BENEFICIALLY                       8      SHARED VOTING POWER

                OWNED BY                                NONE
                                           --------------------------------------------------------------------------------------
                  EACH
                                                 9      SOLE DISPOSITIVE POWER
               REPORTING
                                                        3,482,703
                 PERSON                    --------------------------------------------------------------------------------------

                  WITH                          10      SHARED DISPOSITIVE POWER

                                                        NONE
---------------------------------------------------------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,482,703

---------------------------------------------------------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                                                                         [   ]

---------------------------------------------------------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


             8.79%

---------------------------------------------------------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


             OO (limited liability company)
=================================================================================================================================

----------------------                                 -------------------------
CUSIP No.  105368203                  13D                 Page 9   of  17  Pages
                                                              ----    ----
----------------------                                 -------------------------


This Amendment No. 5 is filed by Lazard Freres Real Estate Investors L.L.C., a New York limited liability company ("LFREI"), LF Strategic Realty Investors L.P., a Delaware limited partnership ("LF Realty"), Commonwealth Atlantic Operating Properties Inc., a Virginia corporation ("CAOP"), Commonwealth Atlantic Land V Inc., a Virginia corporation ("CAL V"), Commonwealth Atlantic Properties Inc., a Virginia corporation ("CAPI"), Commonwealth Atlantic Properties Investors Trust, a Maryland real estate investment trust ("CAPIT") and Lazard Freres & Co. LLC, a New York limited liability company ("Lazard" and together with LFREI, LF Realty, CAOP, CAL V, CAPI and CAPIT, the "Reporting Persons"). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D dated July 31, 1999, as amended, filed by the Reporting Persons (as amended, the "Initial Schedule 13D"). This Amendment hereby amends and supplements the Initial Schedule13D. All items not described herein remain as previously reported in the Initial Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

        (a), (b), (c) and (f). Schedules 13 and 14 setting forth the name, business address and principal occupation or employment of the members of the Lazard Board of LLLC and the Executive Committee of LSCC, respectively, are hereby amended and restated in their entirety as Schedules 13 and 14, respectively, hereto and are incorporated by reference herein.

        As a result of the restructuring of CAPI as described in Item 5(c) as of March 19, 2001,Commonwealth Atlantic Land II Inc., a Virginia corporation ("CAL"), Commonwealth Atlantic Land I Inc., a Virginia corporation ("CAL I"), Commonwealth Atlantic Land III Inc., a Virginia corporation ("CAL III"), Richmond Land Corporation, a Virginia corporation ("RLC"), Commonwealth Atlantic Holding I Inc., a Virginia Corporation ("CAHI") and Commonwealth Atlantic Development Inc., a Virginia corporation ("CADI"), which previously filed statements on Schedule 13D with respect to the Common Shares, are no longer Reporting Persons and will no longer file statements on Schedule 13D with respect to the Common Shares.

        See Item 5(c).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) As a result of the restructuring of CAPI as described in item 5(c), CAOP owns of record and beneficially 1,950,000 Preferred Units. Each of these 1,950,000 Preferred Units has a liquidation preference of $50 and, as of August 31, 2000, may be redeemed at the option of CAOP for Class A Units at a conversion price of $28 per unit; provided that if the Common Shares have traded at $23 or lower during the 60 trading day period ending December 31, 2003, the conversion price is reduced to $26.50.

        Assuming the conversion by CAOP of its Preferred Units into Class A Units, at a conversion price of $28.00 per unit, and the subsequent conversion of such Class A Units into Common Shares, the Reporting Persons will beneficially own Common Shares of Brandywine as follows:

        1. CAOP will own of record and beneficially 3,482,143, or 8.79%, of the outstanding Common Shares;

----------------------                                 -------------------------
CUSIP No.  105368203                13D                   Page 10  of  17  Pages
                                                              ----    ----
----------------------                                 -------------------------


        2. CAL V, as a shareholder of CAOP, may be deemed to beneficially own 3,482,143, or 8.79%, of the outstanding Common Shares;

        3. CAPI, as the sole shareholder of CAL V and a shareholder of CAOP, may be deemed to beneficially own 3,482,143, or 8.79%, of the outstanding Common Shares;

        4. CAPIT and LF Realty, as shareholders of CAPI, may be deemed to beneficially own 3,482,143, or 8.79%, of the outstanding Common Shares;

        5. LF Realty may be deemed to beneficially own 3,482,703 Common Shares (560 of which it owns of record and beneficially, and 3,482,143 of which it may be deemed to beneficially own as a shareholder of CAPI and CAPIT), or 8.79%, of the outstanding Common Shares;

        6. LFREI, as the general partner of LF Realty, may be deemed to beneficially own 3,482,703, or 8.79%, of the outstanding Common Shares; and

        7. Lazard, as the managing member of LFREI, may be deemed to beneficially own 3,482,703, or 8.79%, of the outstanding Common Shares.

LFREI and Lazard disclaim beneficial ownership of any of the Common Shares reported in this statement.

        (b) Assuming full conversion in each case as described above, LF Realty, LFREI and Lazard would each have the sole power to direct the vote and disposition of 3,482,703 Common Shares. CAOP would have the power to vote or dispose of or direct the vote or disposition of the 3,482,143 Common Shares it owns of record. CAL V, as a shareholder of CAOP, may be deemed to have the shared power, along with CAPI, to direct the vote or disposition of the Common Shares owned by CAOP. CAPI as the direct and indirect shareholder of CAOP may be deemed to have the sole power to direct the vote or disposition of the Common Shares owned by CAOP. CAPIT as a shareholder of CAPI may be deemed to have the shared power, along with LF Realty, to direct the vote or disposition of the Common Shares held by CAOP.

        (c) On March 19, 2001 CAPI effected a restructuring of certain of its subsidiaries. In such restructuring, CAHI, CAL III, RLC, CAL I, CAL and CADI merged into CAOP, with CAOP as the surviving corporation. As a result of the mergers of CAL and CADI into CAOP, CAOP now holds, in addition to the 1,622,544 Preferred Units it previously owned, the 283,731 Preferred Units previously held by CAL and the 43,725 Preferred Units previously held by CADI. The transactions described in this item 5(c) are referred to herein as the "Mergers."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

        As discussed below, the 1,950,000 Preferred Units that CAOP owns of record and beneficially have been pledged as collateral under a certain credit facility.

----------------------                                 -------------------------
CUSIP No.  105368203                13D                   Page 11  of  17  Pages
                                                              ----    ----
----------------------                                 -------------------------


        In connection with a Loan Agreement dated March 31, 1999, between General Electric Capital Corporation (the "Secured Party") and CAPI, RLC, CAL I, CAL, CAL III, Commonwealth Atlantic Land IV Inc., CAL V, Potomac Yard Retail, Inc., Potomac Yard Technology Park, Inc., CADI, Commonwealth Atlantic Land Company, CAHI and CAOP (the "Borrowers"), as amended on September 14, 1999 and January 19, 2000, and as amended and restated on March 22, 2001 (the "Loan Agreement"), CAOP, CAL and CADI entered into a Subordinate Pledge and Security Agreement with the Secured Party dated as of March 31, 1999, as amended on September 14, 1999 (the " Subordinate Pledge Agreement"), pursuant to which they pledged all their right, title and interest in and to the Preferred Units in favor of the Secured Party. Subsequent to the Mergers, on March 22, 2001, CAOP and the Secured Party entered into an Amended and Restated Subordinate Pledge and Security Agreement pursuant to which CAOP pledged in favor of the Secured Party all of its right, title and interest in and to the 1,950,000 Preferred Units it owns, and all additions thereto and substitutions therefor. Until the Borrower's obligations under the Loan Agreement have been paid in full, CAOP may not sell, assign, transfer, exchange, redeem or otherwise dispose of its Preferred Units.

----------------------                                 -------------------------
CUSIP No.  105368203                    13D               Page 12  of  17  Pages
                                                              ----    ----
----------------------                                 -------------------------

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: April 24, 2001.


                                  LF STRATEGIC REALTY INVESTORS L.P.

                                  By:   Lazard Freres Real Estate Investors
                                               L.L.C., its general partner



                                  By:   /s/ John A. Moore
                                      -----------------------------------------
                                        Name:  John A. Moore
                                        Title: Principal and Chief Financial
                                        Officer



                                  LAZARD FRERES REAL ESTATE INVESTORS L.L.C.



                                  By:   /s/ John A. Moore
                                      -----------------------------------------
                                        Name:  John A. Moore
                                        Title: Principal and Chief Financial
                                        Officer



                                  COMMONWEALTH ATLANTIC OPERATING
                                  PROPERTIES INC.



                                  By:   /s/ John A. Moore
                                      -----------------------------------------
                                        Name:  John A. Moore
                                        Title: Vice President



                                  COMMONWEALTH ATLANTIC LAND V INC.



                                  By:   /s/ John A. Moore
                                      -----------------------------------------
                                        Name:  John A. Moore
                                        Title: Vice President

----------------------                                 -------------------------
CUSIP No.  105368203                    13D               Page 13  of  17  Pages
                                                              ----    ----
----------------------                                 -------------------------



                                  COMMONWEALTH ATLANTIC PROPERTIES INC.



                                  By:   /s/ John A. Moore
                                      -----------------------------------------
                                        Name:  John A. Moore
                                        Title: Vice President



                                  COMMONWEALTH ATLANTIC PROPERTIES
                                  INVESTORS TRUST



                                  By:   /s/ John A. Moore
                                      -----------------------------------------
                                        Name:  John A. Moore
                                        Title: Vice President and Chief
                                               Financial Officer



                                  LAZARD FRERES & CO. LLC



                                  By:   /s/ Scott D. Hoffman
                                      -----------------------------------------
                                        Name:  Scott D. Hoffman
                                        Title: Managing Director

----------------------                                 -------------------------
CUSIP No.  105368203                    13D               Page 14  of  17  Pages
                                                              ----    ----
----------------------                                 -------------------------

                                   SCHEDULE 13

                           LAZARD BOARD OF LAZARD LLC

        Set forth below are the members of the Lazard Board of Lazard LLC, their business address, principal occupation and citizenship:


           Name                      Principal Occupation and Business Address                     Citizenship
--------------------------  ------------------------------------------------------------  ----------------------------

Michel A. David-Weill       Chairman of Lazard LLC and Lazard Freres & Co. LLC                       France
                            Lazard Freres & Co. LLC
                            30 Rockefeller Plaza
                            New York, NY 10020

Antoine Bernheim            Investor                                                                 France
                            Chairman of Assicurazioni Generali S.p.A.
                            Lazard Freres S.A.S.
                            121 Boulevard Haussmann
                            75382 Paris Cedex 08 France

Francois Voss               Managing Director of Lazard Freres S.A.S.                                France
                            Lazard Freres S.A.S.
                            121 Boulevard Haussmann
                            75382 Paris Cedex 08 France

Didier Pfeiffer             President du Conseil de Surveillance                                     France
                            Fonds de Garantie des Assurances de Personnes
                            30-32 rue de Taitbout
                            75311 Paris Cedex 09 France

Alain Merieux               President Directeur General (CEO)                                        France
                            BioMerieux S.A. and BioMerieux Alliance
                            69280 Marcy L'Etoile
                            France

Jean Guyot                  Investor                                                                 France
                            Lazard Freres S.A.S.
                            121 Boulevard Haussmann
                            75382 Paris Cedex 08 France

Bruno M. Roger              Managing Director of Lazard Freres S.A.S.                                France
                            Lazard Freres S.A.S.
                            121 Boulevard Haussmann
                            75382 Paris Cedex 08 France

William R. Loomis, Jr.      Chief Executive Officer and Managing Director of Lazard                   USA
                            Freres & Co. LLC and Chief Executive Officer of Lazard LLC
                            Lazard Freres & Co. LLC
                            30 Rockefeller Plaza
                            New York, NY 10020

----------------------                                 -------------------------
CUSIP No.  105368203                    13D               Page 15  of  17  Pages
                                                              ----    ----
----------------------                                 -------------------------



           Name                      Principal Occupation and Business Address                     Citizenship
--------------------------  ------------------------------------------------------------  ----------------------------

David J. Verey              Chairman, Managing Director and Executive Director of                 United Kingdom
                            Lazard Brothers & Co., Limited
                            Lazard Brothers & Co., Limited
                            21 Moorfields
                            London EC2P 2HT
                            United Kingdom

Gerardo Braggiotti          Managing Director of Lazard Freres S.A.S., Lazard Freres &                Italy
                            Co. LLC and Lazard Brothers & Co., Limited, Vice Chairman
                            of Lazard AB Stockholm and Lazard & C. Srl, Member of
                            Supervisory Board of Lazard & Co. GmbH and Chairman of
                            Lazard Asesores Financieras S.A.
                            Lazard Freres S.A.S.
                            121 Boulevard Haussmann
                            75382 Paris Cedex 08 France

----------------------                                 -------------------------
CUSIP No.  105368203                    13D               Page 16  of  17  Pages
                                                              ----    ----
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                                   SCHEDULE 14

        EXECUTIVE COMMITTEE OF LAZARD STRATEGIC COORDINATION COMPANY LLC

        Set forth below are the members of the Executive Committee of Lazard Strategic Coordination Company LLC, their business address, principal occupation and citizenship:

           Name                      Principal Occupation and Business Address                     Citizenship
--------------------------  ------------------------------------------------------------  ----------------------------

Michael A. David-Weill      Chairman of Lazard LLC and Lazard Freres & Co. LLC                        France
                            Lazard Freres & Co. LLC
                            30 Rockefeller Plaza
                            New York, NY 10020

Gerardo Braggiotti          Managing Director of Lazard Freres S.A.S., Lazard Freres &                Italy
                            Co. LLC and Lazard Brothers & Co., Limited, Vice Chairman
                            of Lazard AB Stockholm and Lazard & C. Srl, Member of
                            Supervisory Board of Lazard & Co. GmbH and Chairman of
                            Lazard Asesores Financieras S.A.
                            Lazard Freres S.A.S.
                            121 Boulevard Haussmann
                            75382 Paris Cedex 08 France

Norman Eig                  Managing Director of Lazard Freres & Co. LLC                               USA
                            Lazard Freres & Co. LLC
                            30 Rockefeller Plaza
                            New York, NY 10020

Kenneth M. Jacobs           Managing Director of Lazard Freres & Co. LLC                               USA
                            Lazard Freres & Co. LLC
                            30 Rockefeller Plaza
                            New York, NY 10020

William R. Loomis, Jr.      Chief Executive Officer and Managing Director of Lazard                    USA
                            Freres & Co. LLC and Chief Executive Officer of Lazard LLC
                            Lazard Freres & Co. LLC
                            30 Rockefeller Plaza
                            New York, NY 10020

Georges Ralli               Managing Director of Lazard Freres S.A.S.                                 France
                            Lazard Freres S.A.S.
                            121 Boulevard Haussmann
                            75382 Paris Cedex 08 France

Bruno M. Roger              Managing Director of Lazard Freres S.A.S.                                 France
                            Lazard Freres S.A.S.
                            121 Boulevard Haussmann
                            75382 Paris Cedex 08 France

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CUSIP No.  105368203                    13D               Page 17  of  17  Pages
                                                              ----    ----
----------------------                                 -------------------------



           Name                      Principal Occupation and Business Address                     Citizenship
--------------------------  ------------------------------------------------------------  ----------------------------

William J. Rucker           Managing Director of Lazard Brothers & Co., Limited                  United Kingdom
                            Lazard Brothers & Co., Limited
                            21 Moorfields
                            London EC2P 2HT
                            United Kingdom

David L. Tashjian           Managing Director of Lazard Freres & Co. LLC                              USA
                            Lazard Freres & Co. LLC
                            30 Rockefeller Plaza
                            New York, NY 10020

David J. Verey              Chairman, Managing Director and Executive Director of                United Kingdom
                            Lazard Brothers & Co., Limited
                            Lazard Brothers & Co., Limited
                            21 Moorfields
                            London EC2P 2HT
                            United Kingdom